Exhibit 99.1

25 June 2024

Nexxen International Ltd
(“Nexxen” or the “Company”)

Director Dealings Pursuant to Previously Established Non-Discretionary Plans to Trade Under Rule 10b-5

Nexxen International Ltd. (AIM/NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, unified advertising technology platform with deep expertise in video and Connected TV (“CTV”), announces that in accordance with the vesting schedule for certain restricted stock units over Ordinary Shares of NIS0.01 each in the capital of the Company ("RSUs" and "Ordinary Shares") 393,750 time-based RSUs over Ordinary Shares have vested and been issued to certain Directors of the Company as set out in the table below.

In addition, pursuant to previously established non-discretionary plans to trade in the Company's Ordinary Shares in accordance with the terms of Rule 10b5-1 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Rule 10b5-1 Plans"), Ofer Druker, the Company's Chief Executive Officer, and Yaniv Carmi, the Company's Chief Operating Officer, have sold Ordinary Shares (the "Share Sale") in order to cover the tax obligations triggered by the vesting of RSUs. Full details of the Share Sale are detailed in the table below.

Director	Position	Ordinary Shares Issued	Ordinary Shares Sold	Share Sale Price	Resultant Holding	% of total voting rights
Ofer Druker	Chief Executive Officer	218,750	9,608	$3.0444	4,625,521	3.34%
Yaniv Carmi	Chief Operating Officer	96,250	48,126	$3.0507	2,098,911	1.52%
Sagi Niri	Chief Financial Officer	78,750	-	-	1,522,650	1.10%

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
nexxenir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob / Aisling Fitzgerald
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Nexxen delivers a flexible and unified technology stack with advanced and exclusive data at its core. Our robust capabilities span discovery, planning, activation, measurement and optimization – available individually or in combination – all designed to enable our partners to reach their goals, no matter how far-reaching or hyper niche they may be. For more information, visit www.nexxen.com

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN).

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ofer Druker
2.	Reason for the Notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Nexxen International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Restricted Stock Units over Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Vesting of RSUs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	218,750
d)	Aggregated information: • Aggregated volume • Price	218,750 Ordinary Shares n/a
e)	Date of the transaction	22 June 2024
f)	Place of the transaction	NASDAQ Global Market

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ofer Druker
2.	Reason for the Notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Nexxen International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$3.0444	9,608
d)	Aggregated information: • Aggregated volume • Price	9,608 Ordinary Shares $29,250.60
e)	Date of the transaction	22 June 2024
f)	Place of the transaction	NASDAQ Global Market

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yaniv Carmi
2.	Reason for the Notification
a)	Position/status	Chief Operating Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Nexxen International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Restricted Stock Units over Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Vesting of RSUs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	96,250
d)	Aggregated information: • Aggregated volume • Price	96,250 Ordinary Shares n/a
e)	Date of the transaction	22 June 2024
f)	Place of the transaction	NASDAQ Global Market

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yaniv Carmi
2.	Reason for the Notification
a)	Position/status	Chief Operating Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Nexxen International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$3.0507	48,126
d)	Aggregated information: • Aggregated volume • Price	48,126 Ordinary Shares $146,815.58
e)	Date of the transaction	22 June 2024
f)	Place of the transaction	NASDAQ Global Market

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sagi Niri
2.	Reason for the Notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Nexxen International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Restricted Stock Units over Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Vesting of RSUs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	78,750
d)	Aggregated information: • Aggregated volume • Price	78,750 Ordinary Shares n/a
e)	Date of the transaction	22 June 2024
f)	Place of the transaction	NASDAQ Global Market